Additional Information (unaudited)

Result of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Municipal High Income Fund Inc. was held on April 11, 2005, for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:

  1.   Election of Directors





Nominee             Common
                    Shares

Dwight B. Crane
For               18,154,743
Withheld           382,948

Paul Hardin
For               18,144,333
Withheld           393,358

William R.
Hutchinson
For               18,134,389
Withheld           403,302

_______________
*The following Directors, representing the balance of the Board of Directors, continue to serve as Directors: Paolo M.
Cucchi, Robert A. Frankel, R.. Jay Gerken,  and George M.
Pavia.